UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)1


                                DSET Corporation
                                ----------------
                                (Name of Issuer)


                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)


                                   262504 20 2
                                  ------------
                                 (CUSIP Number)


          Binay Sugla, c/o DSET Corporation, 1160 U.S. Highway 22 East,
          ------------------------------------------------------------
                  Bridgewater, New Jersey 08807 (908) 526-7500
                   -------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 31, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------        -----------------------------------
   CUSIP No. 262504 20 2             13D          Page 2 of 7 Pages
             ------------                              --   --
-----------------------------------        -----------------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Binay Sugla
          -----------
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |X|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*          OO 1

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2 (e)                          |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
          -------------------------------
------------------------------------------------------------------------------

                          7    SOLE VOTING POWER                376,361
      NUMBER OF                                                 -------
                        -----------------------------------------------------
        SHARES

     BENEFICIALLY         8    SHARED VOTING POWER                N/A

       OWNED BY         -----------------------------------------------------

         EACH             9    SOLE DISPOSITIVE POWER           172,133
                                                                -------
       REPORTING        -----------------------------------------------------

      PERSON WITH         10   SHARED DISPOSITIVE POWER           N/A

------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   172,133
                   -------
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         |X|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        3.4%
                                                                -------
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*                               IN

------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------------
1 See Item 3 herein.

 ITEM 1.      SECURITY AND ISSUER.

              The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock") of DSET Corporation, a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 1160 U.S. Highway 22 East, Bridgewater, New Jersey 08807.

 ITEM 2.      IDENTITY AND BACKGROUND.

              (a)  The name of the person filing this report is Binay Sugla.

              (b) The business address of Mr. Sugla is c/o DSET Corporation, 1160 U.S. Highway 22 East, Bridgewater, New Jersey 08807.

              (c) The present principal occupation or employment of Mr.Sugla is President of DSET Corporation, a New Jersey corporation, located at 1160 U.S. Highway 22 East, Bridgewater, New Jersey 08807.

              (d) During the last five years, Mr. Sugla has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Mr. Sugla was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Mr. Sugla is a citizen of the United States.

 ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On June 26, 2001, ISPSoft Inc., a New Jersey corporation ("ISPSoft"), the Company and DSET Merger Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company (the "Subsidiary"), entered into an Agreement and Plan of Merger, which was subsequently amended (the "Merger Agreement"), providing for the merger of the Subsidiary with and into ISPSoft, followed immediately thereafter by the merger of ISPSoft with and into the Company (the "Merger"). The Merger was consummated on January 31, 2002, the date upon which the respective certificates of merger were filed with the Secretary of State of the State of New Jersey. In connection with the consummation of the Merger, the outstanding shares of ISPSoft common stock and preferred stock were exchanged for 2,281,143 shares of the Company's Common Stock and certain cash and non-cash consideration. In accordance with the terms of that certain Escrow Agreement (the "Escrow Agreement") dated January 31, 2002, by and among DSET Corporation, American Stock Transfer & Trust Company (the "Escrow Agent") and Mr. Sugla, as the indemnification representative (the "Indemnification Representative"), approximately ten percent (10%) of all of the shares of the Company's Common Stock (215,778 shares) received by ISPSoft shareholders in the Merger (the "Escrow Shares"), other than those shares of Common Stock to be received by each NV Partners II L.P. and Signal Lake Venture Fund L.P. for their preferred stock, were placed in escrow to secure the indemnification obligations of the ISPSoft shareholders under the Merger Agreement. The description contained in this Item 3 of the transactions consummated pursuant to the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference.

              Mr. Sugla was a shareholder of ISPSoft and beneficially owned 1,400,000 shares of common stock of ISPSoft. As a result of the Merger, on January 31, 2002, Mr. Sugla received an

                               Page 3 of 7 Pages
              aggregate of 115,504 shares of the Company's Common Stock, 11,550 shares of which were deposited with the Escrow Agent. In addition, the Company assumed options issued to Mr. Sugla by ISPSoft exercisable for an aggregate of 56,629 shares of the Company's Common Stock on a post-Merger basis. Pursuant to the terms of the Escrow Agreement, Mr. Sugla as Indemnification Representative, has the right on behalf of the indemnifying shareholders, in his sole discretion, to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to the Escrow Shares.

 ITEM 4.      PURPOSE OF TRANSACTION.

              Mr. Sugla acquired 115,504 shares of the Company's Common Stock, including 11,550 shares deposited with the Escrow Agent, as a result of the Merger (as discussed in Item 3 above). In addition, Mr. Sugla's stock options to purchase shares of ISPSoft common stock were assumed by the Company in the Merger and converted into options to purchase an aggregate of 56,629 shares of the Company's Common Stock.

              Mr. Sugla may, from time to time, depending upon market conditions, the state of affairs of the Company and other factors, acquire additional shares of Common Stock of the Company, subject to applicable laws and to the availability of shares at prices deemed favorable. Alternatively, subject to, among other things, the terms and conditions of that certain Lock-Up Agreement (more fully described in Item 6 below) executed by Mr. Sugla in favor of the Company and applicable securities laws, Mr. Sugla may dispose of shares of the Company's Common Stock. Mr. Sugla will continue to consider his equity interests in the Company and he reserves the right to formulate such plans or proposals, and to take such action, as he may deem appropriate in light of future circumstances.

              Except as set forth above, Mr. Sugla does not have any present plans or intentions which would result in or relate to any of the following:

              (a) The acquisition by any person of additional securities of the
                  Company, or the disposition of securities of the Company;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

              (c) A sale or transfer of a material amount of assets of the
                  Company;

              (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Company;

              (f) Any other material change in the Company's business or corporate structure;

              (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

              (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities  of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j) Any action similar to any of those enumerated above.


                               Page 4 of 7 Pages

 ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) Mr. Sugla beneficially owns 172,133 shares (including options to purchase the Company's Common Stock) of the Company's Common Stock. Mr. Sugla's 172,133 shares of Common Stock represent approximately 3.4% of the issued and outstanding shares of the Company's Common Stock, based on 5,082,402 shares issued and outstanding as of January 31, 2002.

              (b) Mr. Sugla has the sole power to vote or to direct the vote of 376,361 shares of the Company's Common Stock, including the Escrow Shares.

              (c) The securities were acquired in connection with the Merger
                  (described in Item 3 above).

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

              (e) As set forth in Item 5(a) above, Mr. Sugla beneficially owns approximately 3.4% of the Company's Common Stock.

 ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              THE ISSUER.

              As a condition to the closing of the Merger, all of the holders of shares of ISPSoft's capital stock, including Mr. Sugla, were required to enter into a form of lock-up agreement (the "Lock-Up Agreement"). Pursuant to the terms of the Lock-Up Agreement, such shareholders agreed, with respect to the shares of Common Stock owned by them as a result of the transactions contemplated by the Merger Agreement, not to sell, transfer, pledge or otherwise dispose of, or reduce an interest in or risk relating to such shares in accordance with the percentages set forth below: 20% of such shares shall be subject to lock-up for a period of 60 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 90 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 120 days subsequent to the date of closing of the Merger, subject to customary exceptions; 20% of such shares shall be subject to lock-up for a period of 150 days subsequent to the date of closing of the Merger, subject to customary exceptions; and 20% of such shares shall be subject to lock-up for a period of 180 days subsequent to the date of closing of the Merger, subject to customary exceptions. The description of the Lock-Up Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

              Pursuant to the terms of the Escrow Agreement, the Company has deposited in escrow, with the Escrow Agent, certificates representing approximately ten percent (10%) of the shares of the Company's Common Stock issued in the Merger to the holders of ISPSoft capital stock for the purpose of securing the indemnification obligations of the ISPSoft shareholders pursuant to the Merger Agreement. A total of 215,778 shares of Common Stock issuable to such shareholders, including 11,550 shares issuable to Mr. Sugla, are currently held by the Escrow Agent pursuant to the terms of the Escrow Agreement. Mr. Sugla will serve as the Indemnification Representative on behalf of such ISPSoft shareholders. The Escrow Shares are required to be issued in the name of the Escrow Agent or its nominee and may not be transferred or assigned while held in escrow, other than by operation of law. In the event the Company distributes any securities in respect of, or in exchange for, the shares of Common Stock held in escrow by way of a stock dividend, stock split or otherwise, such securities shall be issued in the name of the Escrow Agent or its nominee and delivered to the Escrow

                               Page 5 of 7 Pages

              Agent, who shall hold such shares in escrow. In the event the Company distributes cash dividends or property other than securities, in respect of the shares of Common Stock held in escrow, such cash or property shall be promptly distributed by the Escrow Agent to those for whom the shares of Common Stock are being held in escrow. Under the Escrow Agreement, the Escrow Shares will be voted by the Escrow Agent on behalf of the ISPSoft shareholders in accordance with instructions received by the Escrow Agent from the Indemnification Representative. In the absence of these instructions, the Escrow Agent will not vote the shares held in escrow. The Escrow Agent shall distribute the shares held in escrow: (i) in accordance with a written instrument signed by the Company and the Indemnification Representative; or
              (ii) in accordance with the written directive of a court. In the event neither of the preceding occurs, the Escrow Agent shall distribute all of the shares in escrow to the persons in whose names the shares are registered twelve (12) months following the closing of the Merger. If the Company asserts an indemnification claim, a portion of the shares held in escrow, which amount shall be determined in accordance with the terms of the Escrow Agreement, will remain in escrow and be distributed upon resolution of the indemnification claim. The description of the Escrow Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

              Pursuant to the terms of the Merger Agreement, Mr. Sugla was nominated and subsequently elected as a director of the Company.

 ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit No.
              ----------

              Exhibit 1. Agreement and Plan of Merger, dated June 26, 2001, as amended, by and among the Company, the Subsidiary and ISPSoft (incorporated by reference from Exhibit 2.1 of the Company's Registration Statement on Form S-4 (File No. 333-65898)).

              Exhibit 2.  Lock-Up Agreement of Binay Sugla.

              Exhibit 3. Escrow Agreement by and among the Company, American Stock Transfer & Trust Company and Binay Sugla (incorporated by reference from Exhibit 2.1 of the Company's Registration Statement on Form S-4 (File No. 333-65898)).


                               Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 14, 2002           By: /s/ Binay Sugla
                            ----------------------------------------
                               Binay Sugla (Stockholder)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).


                               Page 7 of 7 Pages

                                                                    EXHIBIT 2

                                Lock-Up Agreement

                                                          November 30, 2001

ISPSoft
661 Shrewsbury Avenue
Shrewsbury, New Jersey 07702

Ladies and Gentlemen:

         This letter is being delivered to you in connection with the Agreement and Plan of Merger, as amended (the "Merger Agreement"), between DSET Corporation, a New Jersey corporation (the "Company"), DSET Merger Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company, and ISPSoft Inc., a New Jersey corporation ("ISPSoft"), relating to the acquisition of ISPSoft by the Company (the "Merger").

         In order to induce the Company to consummate the transactions contemplated in the Merger Agreement, the undersigned agrees that he, she or it will not, without the prior written consent of the Company, offer, sell, contract to sell, pledge, transfer or otherwise dispose of (or enter into any transaction or agreement which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise) directly or indirectly any of the Merger Shares, as defined in the Merger Agreement, received by the undersigned in connection with the Merger for such periods of time after the closing of the transactions contemplated by the Merger Agreement as set forth in the following schedule:

o twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of sixty (60) days subsequent to the date of closing of the Merger;

o twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of ninety (90) days subsequent to the date of closing of the Merger;

o twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and twenty (120) days subsequent to the date of closing of the Merger;

o twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and fifty (150) days subsequent to the date of closing of the Merger; and

o twenty percent (20%) of such Merger Shares shall be subject to lock-up for a period of one hundred and eighty (180) days subsequent to the date of closing of the Merger.

     The foregoing sentence shall not apply to (a) a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the terms of this agreement; (b) a distribution to limited partners, an affiliate or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this agreement; (c) a transfer in connection with a sale of all or substantially all of the assets of the undersigned, provided the transferee agrees in writing to be bound by the terms of this agreement; or (d) a transfer to any trust for the benefit of the undersigned or to the undersigned's immediate family, provided that the trustee of the trust agrees in writing, on behalf of the trust, to be bound by the terms of this agreement; and provided, further, that in each such instance (a) through (d), the donee, distributee, transferee, or trustee, as the case may be, agrees in writing to assume any and all obligations and agreements of the transferor that have arisen pursuant to the terms of or in connection with the Merger or the Merger Agreement with respect to the Merger Shares so transferred.

     If for any reason the Merger is terminated pursuant to the terms of the Merger Agreement, this agreement shall likewise be terminated.

                                          Yours very truly,



                                          /s/  Binay Sugla
                                          ------------------------------
                                         Signature

                                         Address:

                                         161 Van Brackle Road
                                         Aberdeen, New Jersey  07747